May 3, 2005

Via EDGAR and Overnight Courier

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 03-06
450 Fifth Street, NW
Washington, D.C. 20549

Attn:	Mr. Russell Mancuso
Mr. Tim Buchmiller

Re:	Celeritek, Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed April 14, 2005
File No. 000-23576

Dear Mr. Mancuso and Mr. Buchmiller:

     On behalf of Celeritek, Inc. (the “Company”), we respectfully submit this letter in response to comments from the Staff of the Securities and Exchange Commission (the “Commission”) received by letter dated April 27, 2005, relating to the above-referenced Amendment No. 1 to Preliminary Proxy Statement. The Company is concurrently filing via EDGAR Amendment No. 2 to the Preliminary Proxy Statement (“Amendment No. 2”). For the convenience of the Staff, we are enclosing herewith marked copies of such Amendment No. 2. In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

Proposal One — Page 6

1.	Please expand your response to comment 5 to address section H.6 of the July 2000 supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. It appears that financial information is required.

In response to the Staff’s comment, the Company has revised the proxy statement to include or incorporate by reference the financial information required by Item 14(c) of Schedule 14A and will accompany the proxy statement with copies of the Company’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q.

With respect to the information referred to in Item 14(b) of Schedule 14A, the Company has revised the proxy statement to include the selected financial data referred to in Item 301 of Regulation S-K and pro forma financial information showing the effects of the transaction on the Company’s balance sheet and book value per share. The Company has not presented a pro forma

Securities and Exchange Commission
May 3, 2005

income statement in the proxy statement because such presentation would not be meaningful to shareholders. However, the Company has summarized the effects of the transaction on its income statement in narrative form, as permitted under Rule 11-02(b)(1) of Regulation S-K.

Background of the Proposed Asset Sale — Page 7

2.	We note from the background discussion that you were contacted by Mimix and another company regarding a potential business combination. As requested by the first bullet point of our prior comment number 8, please indicate what efforts you, or your financial advisors or investment bankers, if any, made in identifying potential acquirors or other strategic alternatives available to the company.

In response to the Staff’s comment, the Company has revised the proxy statement to provide additional background information with respect to the evaluation by the Company’s board of directors of strategic alternatives to the sale of assets to Mimix.

3.	We reissue the portion of the second bullet point of our prior comment number 8 that asked that you tell us the name of the other company and any relationships it or Mimix has or had with Celeritek or its affiliates. Also tell us how you determined that the stock offered by the other company would not provide as much value to your shareholders.

We supplementally advise the Staff that the name of the other company with whom Celeritek had discussions regarding a potential transaction is Premier Devices, Inc. (PDI). There is not, nor has there been, any relationship between PDI and Celeritek or its affiliates or between PDI and Mimix or its affiliates.

Celeritek’s board of directors determined that the PDI offer was not attractive for the following reasons, among others: (1) the acquisition would have been structured as a merger with a German subsidiary of PDI; (2) the former Celeritek shareholders would have held a minority interest in the combined entity; (3) the combined entity would have been a public company, subject to ongoing reporting requirements; (5) Celeritek’s cash would not be available to Celeritek shareholders but would instead be used to fund the operations of the combined company; (4) Celeritek and the PDI subsidiary would have continued to operate in separate business lines, with no cost synergies expected; and (6) the PDI subsidiary was in the set top box market, a market where the Celeritek board of directors does not expect much if any growth.

Our reasons for the Proposed Asset Sale — Page 11

4.	We reissue the portion of our prior comment number 10 which requested that you summarize the analyses conducted by the Board in determining the value of the assets to be sold and to show how those analyses support the Board’s recommendation.

Securities and Exchange Commission
May 3, 2005

We respectfully advise the Staff that the proxy statement, as currently drafted, fairly summarizes the material factors considered by the Company’s board of directors in its approval of the proposed asset sale.

Interests of Our Directors and Executive Officers in the Proposed Asset Sale — Page 12

Stock Ownership — Page 12; Stock Option Ownership — Page 13

5.	We reissue comment 13 as it applies to quantifying the amounts that directors and officers could receive based on the options mentioned in the table added on page 13.

In response to the Staff’s comment, the Company has revised the proxy statement to disclose, in tabular format, the total amounts that the Company’s directors and officers may receive on account of their ownership of Company stock and stock options, based on the high and low end of the range of estimated distributions by the Company to its shareholders.

Change of Control Agreements — Page 13

6.	Please supplementally tell us whether there is any value attributable to the immediate lapse of your company’s repurchase rights as to any of Mr. Husseini’s shares that are currently subject to repurchase.

We supplementally advise the Staff that Mr. Husseini does not hold any shares of stock that are subject to repurchase by the Company. In response to the Staff’s comment, the Company has revised the relevant disclosure to delete the description of the treatment of restricted stock, as it is not relevant to the current transaction.

Accounting Treatment — Page 11

7.	We reissue our prior comment number 15. Please expand your disclosure to explain why the sales price is less than the book value of the assets to be sold.

In response to the Staff’s comment, the Company has revised the proxy statement to explain why the purchase price is less than the book value of the assets being sold.

Purchase Price and Purchase Price Adjustment — Page 17

8.	Please quantify the “reference working capital.” Also quantify the amount of any adjustment that would be required based on the amount of your working capital as of a recent date.

In response to the Staff’s comment, the Company has revised the proxy statement to provide additional disclosure regarding the calculation of the purchase price adjustment, as well as the estimated adjustment that would have resulted if the transaction had closed on March 31, 2005.

Securities and Exchange Commission
May 3, 2005

Proposal Three

Sales of our Remaining Assets — Page 32

9.	Please expand your disclosure to indicate what attempts you have made to liquidate your investment in NewGen Telecom Co., Ltd. And what efforts you will make going forward.

In response to the Staff’s comment, the Company has revised the proxy statement to provide additional disclosure regarding its attempts to liquidate the NewGen investment, and its expectations for being able to liquidate the investment in the future.

Proxy Card

10.	The proxy should indicate if the matters to be acted on are conditioned upon the approval of other matters. Please refer to Rule 14a-4(a)(3).

We have revised the proxy card accordingly.

* * *

     Should the Staff have any additional comments or questions, please direct them to me or to Jack Sheridan or Page Mailliard of this office. We can be reached at (650) 493-9300.

Very truly yours, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Stephen M. Welles

Stephen M. Welles

cc:	Celeritek, Inc.
Tamer Husseini, Chief Executive Officer Margaret Smith, Chief Financial Officer
Wilson Sonsini Goodrich & Rosati, P.C. Page Mailliard, Esq. John T. Sheridan, Esq.